

June 26, 2024

Ardes Johnson
Chief Executive Officer
NeoVolta, Inc.
13651 Danielson Street, Suite A
Poway, CA 92064

      Re: **NeoVolta, Inc.**
           Registration Statement on Form S-3
           Filed June 21, 2024
           File No. 333-280400

Dear Ardes Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Cavas Pavri, Esq.